Filed by Anadarko Petroleum Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation

Commission File No.: 001-08968

Anadarko Petroleum Corporation (“Anadarko”) posted the following communication (the “Employee Q&A Document”) relating to its pending merger transaction with Chevron Corporation (“Chevron”) to Anadarko’s intranet site available to its employees on April 15, 2019.

Chevron Questions

1.	Why is this a good transaction for Anadarko?

We believe this transaction will combine two great companies into one even better company.

•	Chevron is a highly respected organization with strong leadership, an impeccable safety record, and a culture that values individuals while fostering long-term career development.

•	The combined company’s assets will be highly complementary, positioning it to deliver differentiating performance and value for decades to come.

•	Chevron expressed interest in not just our assets, but our people as well, as they believe combining with Anadarko will make them a better company in many ways.

•	This is a very compelling offer for our shareholders, representing an almost 40% premium to Anadarko’s closing stock price on April 11, 2019.

•	As a publicly traded company, we have an obligation to act in the best interests of our stockholders, and we believe that accepting this offer fulfills that responsibility.

2.	Why did Chevron pursue this transaction?

•	The acquisition of Anadarko is a great opportunity for Chevron and its stockholders.

•

Anadarko offers high-quality assets that align very well with Chevron’s current portfolio, and with which Chevron can further strengthen its position in a number of key areas where it is already strong.

•	The acquisition is a great strategic fit that will significantly enhance Chevron’s already advantaged upstream portfolio and build on its existing strengths in shale, deep water and LNG.

•	It will also further establish Chevron’s leading position as a partner of choice in the global energy industry

This article from CNBC provides a straightforward explanation of Chevron’s rationale for pursuing this transaction.

3.	How is Chevron going to pay for the transaction? What is the impact to Chevron’s financial position?

•	Chevron is acquiring Anadarko with 75% stock and 25% cash, at an overall price of $33 billion, or $65 per share, based on the closing price of Chevron stock on April 11, 2019.

•	In aggregate, Chevron will issue approximately 200 million shares of stock and pay approximately $8 billion in cash. Chevron will also assume estimated net debt of $15 billion.

•

Chevron’s financial position is strong, and its balance sheet enables the company to make this attractive acquisition without sacrificing shareholder returns or the ability to capture future opportunities.

4.	What is Chevron’s culture like?

•	Chevron builds its culture around The Chevron Way, which defines who the company is, what it does, what it believes and what it plans to accomplish.

•	There are many similarities between The Chevron Way and Anadarko’s core values, mission and strategy.

•	Upon closing, Chevron expects to continue to conduct all its business according to the principles and values of The Chevron Way.

Employment Questions

5.	Will there be job impacts as a result of this transaction? Does Chevron intend to open or closing offices as a result?

•	Retaining a talented and skilled workforce is a priority for Chevron.

•	Chevron has stated that its goal is to establish an integrated organization which will be ready to safely and effectively manage the world-class assets and opportunities of the combined company.

•	Until the transaction closes, it’s business as usual, and both Chevron and Anadarko will operate as separate companies.

•	An integration planning team has been formed and will be led by Chevron’s Executive Vice President, Technology, Projects and Services, Joe Geagea, and Anadarko’s President, Bob Gwin.

•	The integration planning team will focus on bringing the two companies together. We expect there will be changes, but it is too early to know specifics.

6.	Does Chevron intend to divest any assets as a result of this transaction?

•	These decisions take time. Chevron will balance many considerations related to its expanded portfolio to ensure it is successful in both the near- and long-term.

•	As a result of this transaction, Chevron has stated its objective is to divest $15 billion to $20 billion in assets across the combined portfolio between 2020 and 2022.

•	Chevron expects to achieve its current asset sale target by the end of this year.

7.	What happens if I am in the process of relocating?

Employees who are in the process of relocating should plan to complete their relocations. In cases where an employee whose relocation has been approved but not yet begun prefers to defer or reconsider the move, they should discuss with their manager and HR as soon as possible.

8.	How many people is Chevron likely to keep?

At this time, it is too early to know. Efforts to assess talent needs and synergies within the combined company will be undertaken, with a focus on establishing an integrated organization that is ready to safely and effectively manage the assets and opportunities of the combined company.

9.	How many people is Chevron likely to let go?

As stated above, it is too early to know this information at this time. Chevron has indicated that it is committed to retaining a talented and skilled workforce. Efforts to assess talent needs and synergies within the combined company will be undertaken, with a focus on establishing an integrated organization that is ready to safely and effectively manage the combined company.

10.	Is Chevron likely to keep our technical expertise/field personnel?

It is too early to know this information. The integration planning team will strive to communicate information regularly and as openly as possible as talent and integration needs are assessed and determined.

11.	Will we have to re-apply for our jobs?

No decision has been made at this time, but when it is, the relevant information will be shared by the integration planning team.

12.	Will we be interviewed for opportunities at Chevron?

Again, no decision has been made at this time, but when it is, the relevant information will be shared by the integration planning team.

13.	If we don’t want to work for Chevron but are offered positions, will we lose the opportunity for severance?

Severance eligibility will depend on individual circumstances and the terms of the applicable plan. More details on severance plans will be available shortly.

14.	Will I be eligible for severance?

Severance eligibility will depend on individual circumstances and the terms of the applicable plan. More details on severance plans will be available over time.

15.	Do any of our executives expect to be retained?

Chevron has indicated that retention of top talent and skillsets will be a key focus as we work to integrate the two companies; however, it is too early to know specifics at this time.

16.	Is this about our executives reaping a windfall?

This transaction is about doing what’s right for our investors. This transaction presented a great opportunity to make two great companies an even stronger combined entity.

17.	Will early retirement be offered?

This information will be determined and shared over time as the integration planning team advances its work.

18.	Are Chevron and Anadarko pay scales similar?

Similar to Anadarko, Chevron offers a very competitive suite of compensation and benefits programs.

19.	What do we tell individuals to whom we have already offered jobs?

Anadarko will honor all offers that have already been accepted, including College New Hires and this summer’s Interns. Individuals soon to be joining Anadarko can be provided the same information as employees about the acquisition and transition plans.

20.	Are we on a hiring freeze or can we continue to fill our open positions?

A hiring freeze has not currently been implemented. While we need to ensure that critical business needs continue to be met, we should re-evaluate and act prudently when considering hiring needs.

21.	Do we continue to work on the projects we had slated for 2019?

Projects will be evaluated on an individual basis. Until closing, it’s business as usual and we should continue to focus on our own objectives and operate as a separate company.

22.	I have not experienced a change like this in my work life – what do you recommend that I do?

Even if you have had a similar experience, it is natural that a merger/acquisition will create uncertainty and concern. The most important thing we would ask you to do however is to continue to keep safe and focused in your day-to-day work. Until the transaction has closed, we are separate companies and need to continue to operate Anadarko’s business safely and effectively. Because Chevron is interested in the talented people in our company, you may want to update your Talent Navigator Profile in order to best represent your experience and skills. We also encourage you to talk with your colleagues, your manager and/or HR over the coming months to keep informed as we progress.

Combined Company Questions

23.	What will be the name of the new company?

We will continue to operate as Anadarko and as a separate company until closing, which is expected in the second half of 2019. Upon closing, Chevron will determine whether and how to use the Anadarko name as part of the combined company’s business.

24.	Where will the combined company be headquartered?

Upon closing, the combined company would be headquartered in San Ramon, California.

25.	When is the deal expected to close?

We anticipate that the merger will close in the second half of 2019.

26.	Will retention bonuses be offered for certain positions to stay through the close or longer?

Retaining a talented and skilled workforce is a priority for both companies. The merger agreement provides for a retention bonus pool, and additional information will be communicated as its applicability is determined.

27.	When did we first learn of the offer?

Chevron and Anadarko will file a proxy statement/prospectus with the SEC in connection with the merger, which will include information regarding the background of the merger as required by applicable disclosure rules. This information will be available at that time.

28.	Were there other offers that we didn’t accept?

This offer presented a unique opportunity to take two great companies and make them an even better combined entity, and is the right thing to do for our stockholders.

29.	Do we anticipate any other company to try to top this bid?

It would not be appropriate to speculate. This transaction was the right decision for our stockholders and presented a unique opportunity to make two great companies an even stronger combined entity.

30.	What assets do we have in common with Chevron?

This Fact Sheet from Chevron provides a good quick look at the complementary assets. In addition, Chevron’s investor presentation shows more detail around these assets.

31.	What does this mean for Western Midstream Partners (WES)?

Chevron’s CEO discussed the important role WES plays in the transaction, describing it as a successful midstream company and strong pipeline operator whose assets are well aligned with Chevron’s upstream positions, and a key enabler as Chevron further accelerates its development in the Permian.

32.	Do you foresee any reason this deal might not close?

Although this transaction is subject to Anadarko shareholder approval, and customary regulatory approvals and closing conditions, we are not currently aware of any issues that would prevent a closing in the second half of 2019.

33.	Is this happening because our stock price has been so low?

Though we were not seeking to sell the company, Anadarko was an attractive acquisition candidate, due to its world-class assets and people. The transaction is the result of an outstanding company seeing an opportunity to become even better by acquiring Anadarko.

34.	What can I tell vendors, third-parties, or partners with which I regularly do business?

Until the transaction closes, it’s business as usual, and we need to continue operating as a separate business, just the same as we normally would. Any questions about the post-closing combined company from third parties should be directed to Chevron.

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The following CNBC article was hyperlinked within the Employee Q&A Document.

Why oil giant Chevron is buying Anadarko Petroleum for $33 billion

Published Fri, Apr 12 2019 ● 3:17 PM EDT | Updated Fri, APR 12 2019 ● 4:39 PM EDT

Tom DiChristopher

@TDICHRISTOPHER

KEY POINTS

•	Chevron enters the history books with the sixth-largest oil and gas deal in history.

•	The energy giant will pay $33 billion — $50 billion including debt — to acquire Anadarko Petroleum.

•	The deal will expand Chevron’s footprint in the largest U.S. shale field, grow its Gulf of Mexico operations and expand its LNG portfolio.

To understand why Chevron struck the biggest oil and gas deal in years to purchase Anadarko Petroleum, you should probably pull out a globe.

Start in Texas, where Chevron will expand its presence in the top U.S. shale field. Then trace a line to the Gulf of Mexico, where the energy giant will grow its offshore drilling operations. Next, skip across the Atlantic to southern Africa, where Chevron will acquire a massive natural gas export project that’s currently under development.

The $33 billion blockbuster acquisition — $50 billion including debt — ranks as the sixth-largest oil and gas deal on the books, according to Drillinginfo and Dealogic. It’s the largest deal since 2015, when Royal Dutch Shell bought British energy giant BG Group for $82 billion in enterprise value.

Here’s why Chevron thinks Anadarko is worth the record-setting price tag.

Deal helps Chevron transform shale drilling

Shale drilling, or extracting oil and gas from rock formations, is fueling a boom in U.S. production. Small, independent drillers pioneered U.S. shale production, but the new rule is “the shale game is a scale game,” according to Chevron CEO Michael Wirth.

Now that the industry has refined technologies such as hydraulic fracturing and horizontal drilling, the next frontier is industrializing the shale process. That’s where companies such as Chevron come in.

Oil majors have the scale and financial wherewithal to essentially turn shale fields into factories. They do that by stringing together large parcels of continuous acreage, which allows them to do highly efficient pad drilling on a massive scale. Pad drilling involves drilling multiple horizontal wells from a single location.

Chevron says it can produce oil and gas from a one-square-mile area from a single drilling pad. On Friday, Chevron highlighted that the Anadarko deal creates a 75-mile-wide corridor in the Delaware Basin portion of the larger Permian Basin, the biggest U.S. shale field.

The acquisition allows Chevron to expand its Permian acreage

The 2014-2016 oil price crash sparked a land rush in the Permian, where drillers can produce crude at low breakeven costs compared with other regions. With the best land spoken for, energy companies are now turning to mergers and acquisitions to enhance their positions in the region underlying western Texas and eastern New Mexico.

That’s illustrated in the Chevron-Anadarko deal, which connects a large patch of Chevron’s Permian acreage in Culberson County, Texas, with Anadarko’s holdings in neighboring Reeves and Loving counties. Wirth says Chevron plans to add more rigs, expand pad drilling and introduce his company’s digital analysis to the Anadarko-held land.

“Clearly, a large driver of the deal is Anadarko’s prized position in the Delaware Basin where Chevron increases its position by 240,000 net acres to over 1,400,000 net acres,” said Andrew Dittmar, a mergers and acquisitions analyst at Drillinginfo. “The Delaware Basin currently provides the best well economics of any shale play in the country.”

According to sources, Occidental Petroleum also sought to snap up Anadarko. Occidental operates around the world, but its U.S. operations are focused on the Permian — including in the Delaware Basin sub-region that Chevron highlighted.

The Chevron deal will likely prompt oil majors to consider purchases of Permian players like Pioneer Natural Resources, EOG Resources and even Occidental, said Dan Eberhart, CEO at oilfield services firm Canary.

“Chevron buying Anadarko is the first in a series of takeovers as oil companies rush to scale to make shale work,” Eberhart said in an email. “It is nearly always cheaper to drill for oil on Wall Street than in the oil patch.”

Chevron gets a foothold in Colorado’s DJ Basin and beyond

Wirth also thinks Chevron can put its scale game to work in Colorado, where Anadarko has 400,00 acres of continuous acreage in the core of the DJ Basin, another major shale region.

While the market was largely focused on the Permian on Friday, the DJ Basin actually makes up a bigger part of Anadarko’s portfolio. It is Anadarko’s biggest source of natural gas sales and its second-biggest oil-producing region.

Analysts say those assets, along with acreage in other parts of the U.S., shouldn’t be overlooked.

Chevron’s “announcement to acquire [Anadarko] displays further commitment to US onshore development, adding a highly-scalable position in the Delaware but also the DJ and Powder River basins,” Justin Lepore, senior associate at RS Energy Group, said in an email.

Chevron ups its Gulf of Mexico game

Chevron currently has six deepwater hubs in the Gulf of Mexico. Once the deal closes, that number will increase to 16 facilities.

Those assets also complement each other. Chevron points out that many of the platforms are within a 30-mile radius of the two companies’ deepwater acreage. That creates an opportunity to produce offshore oil and gas by connecting fields to existing hubs, rather than investing in expensive new infrastructure.

Companies are increasingly using these so-called tiebacks to keep costs down. Wirth declined to name specific tieback opportunities, but noted that Chevron has recently made several discoveries that could be candidates.

Chevron expands its LNG portfolio

Like other oil majors, Chevron is betting big on liquefied natural gas, a form of the fuel super-chilled to liquid form for transport on tankers. The company has two massive LNG facilities in Australia and a stake in southern Africa’s Angola LNG, and it plans to develop another project in British Columbia.

The Anadarko deal will add to that position with Mozambique LNG, a project under development that will take advantage of a giant gas field off the coast of Mozambique. Anadarko is close to greenlighting the project, which has already locked up customers in some of the biggest LNG markets around the world.

“Mozambique offers attractive long-term growth and diversification opportunities for Chevron’s LNG portfolio,” said Frank Harris, vice president for LNG consulting at energy and mining research firm Wood Mackenzie.

Deal makes Chevron a midstream player

Chevron is one of the biggest integrated oil companies in the world, with operations spanning the upstream oil and gas production business and the downstream refining and chemicals segment. But the company is not a big player in the midstream business, which involves transporting and processing oil and gas.

That changes with the Anadarko deal. The acquisition will make Chevron a majority stakeholder in Western Midstream Partners, a master limited partnership that operates pipelines and other midstream infrastructure that runs from the Gulf Coast in Texas, up through Colorado and neighboring states as far north as Wyoming.

“Chevron has been noticeably absent in the midstream rush of the past couple of years. It now takes a 55% stake in Western ... which goes a long way toward fixing that,” said RT Dukes, research director for Lower 48 oil and gas at Wood Mackenzie.

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The following document that is publicly available on Chevron Corporation’s website was hyperlinked within the Employee Q&A Document.

chevron the chevron way getting results the right way The Chevron Way explains who we are, what we believe, how we achieve and where we aspire to go. It establishes a common understanding not only for us,but for all who interact with us. vision At the heart of The Chevron Way is our vision … to be the global energy company most admired for its people, partnership and performance. enabling human progress We develop the energy that improves lives and powers the world forward.

values strategies Our company’s foundation is built on our values, which distinguish us and guide our actions to deliver results. We conduct our business in a socially and environmentally responsible manner, respecting the law and universal human rights to benefit the communities where we work. Our strategies guide our actions to deliver industry-leading results and superior shareholder value in any business environment. diversity and inclusion We learn from and respect the cultures in which we operate. We have an inclusive work environment that values the uniqueness and diversity of individual talents, experiences and ideas. high performance We are passionate about delivering results, and strive to continually improve. We hold ourselves accountable for our actions and outcomes. We apply proven processes in a fit-for-purpose manner and always look for innovative and agile solutions. integrity and trust We are honest with ourselves and others, and honor our commitments. We trust, respect and support each other. We earn the trust of our colleagues and partners by operating with the highest ethical standards in all we do. partnership We build trusting and mutually beneficial relationships by collaborating with our communities, governments, customers, suppliers and other business partners. We are most successful when our partners succeed with us. protect people and the environment We place the highest priority on the health and safety of our workforce and protection of our assets, communities and the environment. We deliver world-class performance with a focus on preventing high-consequence incidents. major business strategies Upstream Deliver industry-leading returns while developing high-value resource opportunities Downstream & Chemicals Grow earnings across the value chain and make targeted investments to lead the industry in returns Midstream Deliver operational, commercial and technical expertise to enhance results in Upstream and Downstream & Chemicals enterprise strategies People Invest in people to develop and empower a highly competent workforce that delivers results the right way Execution Deliver results through disciplined operational excellence, capital stewardship and cost efficiency Growth Grow profits and returns by using our competitive advantages Technology and functional excellence Differentiate performance through technology and functional expertise 913-0039 (11/16)

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The following biography was hyperlinked within the Employee Q&A Document.

Joseph C. (Joe) Geagea, 59, is executive vice president of Technology, Projects and Services, a position he has held since 2015. He is responsible for energy technology; delivery of major capital projects; procurement; information technology; complex process facilities; health, environment and safety; environmental management; business and real estate services; digital initiatives; and talent selection in support of Chevron’s upstream, downstream and midstream businesses.

Previously Geagea was senior vice president of Technology, Projects and Services.

Geagea served as a corporate vice president and president of Chevron Gas and Midstream from 2012 until 2014, responsible for commercializing Chevron’s natural gas resources and overseeing the company’s shipping, pipeline and power operations as well as supply and trading operations. Prior positions include: 2008, managing director, Chevron Asia South Ltd., responsible for Chevron’s upstream activities in Bangladesh, Cambodia, China, Myanmar, Thailand and Vietnam; 2006, vice president, Upstream Capability, responsible for improving the delivery of support services to Chevron’s global upstream operations; 2005, vice president, Chevron International Exploration and Production Company; 2004, president, Fuel and Marine Marketing; 2002, president, downstream operations in East Africa, the Middle East and Pakistan.

Geagea serves on the board of directors of the National Action Council for Minorities in Engineering. He also serves on the board of trustees of the San Francisco Ballet Association. He is a member of the American Society of Civil Engineers and the Society of Petroleum Engineers.

Geagea joined Chevron in 1982 as a design engineer. He earned a bachelor’s degree and a master’s degree in civil engineering from the University of Illinois in 1981 and 1982, respectively.

Updated: January 2019

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The following document was hyperlinked within the Employee Q&A Document.

CHEVRON Anadarka CHEVRON TO ACQUIRE ANADARKO Further Strengthens Chevron’s Advantaged Portfolio Shale and Tight Deepwater LNG Extends Permian leadership Expands contiguous acreage in Delaware basin Accelerates low risk, short-cycle development Complementary assets in the Gulf of Mexico Enhances existing high-margin position Increases tie-back opportunities World-class gas resource with large upside Cost-competitive greenfield development in fast growing sector Significant Shareholder Value Creation Accretive to free cash flow and earnings per share one year after close $15-20 billion in asset sales from 2020-2022 $2 billion in annual OpEx and C&E savings 25% increase in share repurchase annual target to $5 billion Transaction Terms Enhances Chevron’s Value Proposition Consideration of $65/share Mix of 75% Stock / 25% Cash 0.3869 + $16.25 Chevron Shares Cash For each share of Anadarko Total Enterprise Value $50 billion Expected Closing 2H 2019 Subject to Anadarko shareholder approval, regulatory approvals and other customary closing conditions High-quality assets strengthen advantaged portfolio Reinforces priorities and recent guidance Accelerates portfolio high-grading and cost reductions Accretive to cash flow and earnings

Cautionary Statement Regarding Forward-Looking Statements This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron Corporation (“Chevron”) and Anadarko Petroleum Corporation (“Anadarko”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual operating cost and capital synergies and anticipated free cash flow accretion), the increase of Chevron’s share repurchase annual target, projected financial information, future opportunities, and any other statements regarding Chevron’s and Anadarko’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and Anadarko’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Anadarko stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or Anadarko’s respective businesses; the effect of this communication on Chevron’s or Anadarko’s stock prices; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Anadarko’s control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, including the anticipated annual operating cost and capital synergies; Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: changing crude oil and natural gas prices; changing refining, marketing and chemicals margins; Chevron’s ability to realize anticipated cost savings and expenditure reductions; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; technological developments; the results of operations and financial condition of Chevron’s suppliers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural gas; the inability or failure of Chevron’s joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of Chevron’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats and terrorist acts, crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries, or other natural or human causes beyond Chevron’s control; changing economic, regulatory and political environments in the various countries in which Chevron operates; general domestic and international economic and political conditions; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from other pending or future litigation; Chevron’s future acquisition or disposition of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government-mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of company operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liquidity and access to debt markets; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; Chevron’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and the factors set forth under the heading “Risk Factors” on pages 18 through 21 of Chevron’s 2018 Annual Report on Form 10-K. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Chevron assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Important Information For Investors And Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Anadarko. After the registration statement is declared effective Anadarko will mail a definitive proxy statement/prospectus to stockholders of Anadarko. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Anadarko may file with the SEC and send to Anadarko’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND ANADARKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Anadarko through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Anadarko will be available free of charge on Anadarko’s website at http://investors.anadarko.com. Chevron and Anadarko and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which Chevron expects to be filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anadarko is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 29, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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The following is a screenshot of an intranet website Anadarko is maintaining regarding the Chevron transaction available to Anadarko’s employees.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Anadarko. After the registration statement is declared effective Anadarko will mail a definitive proxy statement/prospectus to stockholders of

Anadarko. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Anadarko may file with the SEC and send to Anadarko’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND ANADARKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Anadarko through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Anadarko will be available free of charge on Anadarko’s website at http://investors.anadarko.com.

Chevron and Anadarko and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anadarko is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 29, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Anadarko believes that its expectations are based on reasonable assumptions. No assurance, however, can be given that such expectations will prove to have been correct. A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this news release, including regarding the proposed transaction. These include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Anadarko may not adopt the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Anadarko’s common stock or Chevron’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Anadarko or Chevron to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Anadarko’s control. Additional factors that could cause results to differ materially from those described above can be found in Anadarko’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Anadarko’s website at http://investors.anadarko.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in Chevron’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Chevron’s website at https://www.chevron.com/investors/financial-information#secfilings and on the SEC’s website at http://www.sec.gov.